NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 12, 2022, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 1, 2022 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Renovacor, Inc. and Rocket Pharmaceuticals, Inc. became effective on December 1, 2022. Each share of Renovacor, Inc Common Stock was exchanged for 0.1676 of a share of Rocket Pharmaceuticals, Inc. and each Warrant, entitling the holder thereof to purchase one-half (1/2) of a share of common stock at a price of $11.50 per whole share of Renovacor, Inc will be assumed by Rocket Pharmaceuticals, Inc. and automatically converted into a warrant entitling the holder thereof to acquire a number of shares of Rocket common stock equal to the product of (i) the number of shares subject to such Renovacor public warrant multiplied by (ii) the exchange ratio, rounded down to the nearest whole number of shares of Rocket common stock, at an exercise price per share of Rocket common stock equal to the quotient obtained by dividing (A) the per share exercise price of such Renovacor public warrant by (B) the exchange ratio, rounded up to the nearest whole cent. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 1, 2022.